Filed by FBR & Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FBR & Co.

Commission File No.: 001-33518

The following is a transcript of an Earnings Conference Call hosted by FBR & Co., which took place on May 2, 2017.

FBR & CO.

May 2, 2017

9:00 a.m. EDT

TRANSCRIPT Q1 2017

Operator

Good morning, ladies and gentlemen, and welcome to the FBR & Co. first quarter 2017 Earnings Conference Call.

(Operator Instructions)

As a reminder, this conference call is being recorded. I would now like to turn the conference over to your host for today’s conference, Ms. Linda Eddy, Senior Vice President. You may begin.

Linda Eddy – FBR & Co. – SVP, Investor Relations

Thank you and good morning. This is Linda Eddy, Senior Vice President of Investor Relations for FBR. Before we begin this morning’s call, I would like remind everyone that statements concerning expectations, future performance, developments, events, market forecasts, revenues, expenses, earnings, run rate and any other guidance on present or future periods constitute forward-looking statements.

These forward-looking statements are subject to a number of factors, risks and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include but are not limited to the demand for securities offerings, activity in the secondary securities markets, interest rates, the realization of gains and losses on principal investments, available technologies, competition for business and personnel and general, economic, political and market conditions. Additional information concerning these factors that could cause results to differ materially is contained on FBR’s annual report on Form 10-K, quarterly reports on Form 10-Q and in current reports on Form 8-K.

Joining us on today’s call is Brad Wright, Chief Financial Officer of FBR. I will now turn the call over to Rick Hendrix, Chairman and Chief Executive Officer.

Rick Hendrix – FBR & Co. – Chairman and CEO

Thanks, Linda, and thank you to everyone for joining us this morning. As you can see from our reported results, the first quarter was much improved over the same quarter last year, although not as strong versus the fourth quarter of 2016. Equity capital markets began this year with solid momentum following a strong fourth quarter, driven at least in part by expectations for the new administration’s pro-business agenda. Overall, activity in the small cap IPO market saw more than twice as many deals priced as in the comparable year-ago period, and a more than 300 percent increase in year-over-year deal value. The reality of slower-than-hoped for change in Washington, however, brought a return of caution to equity capital markets later in the quarter. And overall, what we are experiencing currently is attractive valuations amid steadily declining volatility within the equity market.

Investment banking revenue of $22.6 million for the quarter drove the improvement in our overall results, and included a $150 million private placement for an oilfield services company, and an $88 million REIT IPO. This compares to $4.2 million for the first quarter of 2016 and $28.6 million for the fourth quarter of 2016. In total, we completed 16 transactions representing $5.7 billion in transaction value during the first quarter. We also achieved strong gains in ATM revenues during the quarter, with this product line contributing just over 20 percent of total investment banking revenue. Advisory revenue during the quarter this year was unusually low; however, this was mostly due to the timing of transaction closings. Client transactions that have either already closed in the second quarter, or that are scheduled to close between now and the end of the quarter, will put our first half advisory revenue back at a run rate that we expect will make 2017 a stronger year for advisory revenue.

The equity brokerage business continues to be a challenge for our industry generally, and revenue from institutional brokerage at FBR was $9.4 million during the first quarter of 2017, down from $14.4 million and $11.3 million in the first and fourth quarters of 2016, respectively. Cash equity volumes continue to be under pressure industry-wide, with continuing net outflows from active domestic equity managers. Additionally, low volatility that continues to decline has amplified the low levels of trading activity. Our securities lending business, a component of institutional brokerage, contributed $1.7 million in net revenues for the first quarter of this year.

Total compensation-to-net revenues ran at 55 percent for the first quarter of the year, consistent with a 55 percent ratio in the fourth quarter of last year. 55 percent to 58 percent is in line with our expectations as opposed to the full year ratio in 2016 of approximately 75%, which was a result of particularly weak revenue quarters earlier in the year.

Non-compensation fixed expenses were $9.0 million in the first quarter, down from $9.7 million and $9.1 million in the first and fourth quarters of 2016 respectively. This improvement in expense levels reflects ongoing efforts to control and reduce expenses where opportunities exist. Year-over-year expenses saw a reduction in both occupancy and information & communication services cost. Headcount was down from 259 at the end of 2016 to 241 as of March 31, 2017.

At March 31st, shareholders equity totaled $116 million compared to $117 million at the end of 2016. Tangible book value per share increased to $15.59 as of March 31, 2017, driven by the first quarter’s net income, partially offset by the dividend of $0.20 per share declared and paid during the quarter.

Cash balances totaled $76 million on March 31st, compared to $75 million at the end of 2016, and we expect to maintain or increase this level of liquidity as we near the closing of our upcoming merger with B. Riley Financial.

With regard to the merger, there has been much accomplished on that front since our initial announcement back in February. From a regulatory standpoint, we have received notice of the early termination of the waiting period under the Hart-Scott-Rodino Act, received FINRA approval of continuing membership applications for our broker-dealers, and have had our joint registration statement with B. Riley declared effective by the SEC – which was made public just yesterday. As disclosed in that filing, the shareholder votes of both firms to approve the merger have been scheduled for June 1st. The pre-closing special dividend that is expected to be paid to FBR shareholders has been estimated in the range of $7.50 to $8.00 per share, although the actual amount to be paid will be calculated and declared about 15 days in the advance of the shareholder vote.

We are pleased that the last six months have been a period of much improved financial performance for FBR. This improvement and the ability to build upon these results give us great confidence as we work towards completing the merger with B. Riley. We believe that the combination of these two platforms will make for a far more diverse set of revenue opportunities and provide more ways for us to serve the small cap clientele that have always been our focus. Our mutual dealings up to this point have further confirmed our belief that our two firms have a strong cultural fit that will serve our clients, shareholders, and employees well going forward. With that in mind, I want to thank each of those groups for their support of FBR in years past – and we look forward to new beginnings and a highly successful future as part of B. Riley Financial.

Operator, we’ll now take questions.

Operator

(Operator Instructions)

Ben Terk – Active Owners Fund – Managing Member

Question around the dividend, in addition to the special dividend that you referenced from $7.50 to $8.00, I wanted to check our math on the additional potential dividend, based on excess cash. Wanted to get your thoughts around the potential arithmetic there or if I should assume that $7.50 to $8.00 is the total dividend we should expect?

Rick Hendrix

Ben, you should expect in the $7.50 to $8.00 range, which we estimated in the proxy. In order for it to be greater than that, we would have to have more cash in place than we’re projecting at the moment. That’s possible. We have a couple weeks to go, but in order for it to go above $8.50, which was the level that was announced or described as part of the merger announcement, we would not only have to have more cash than we’re forecasting currently, but an additional $5 million on top of that, before we’d go above $8.50. So the math is, we deliver $33.5 million of cash and qualifying investments at closing. For the dividend to go above $8.50, we’d have to then deliver $38.5 million of cash and qualifying investments. Given the magnitude of that difference, is it possible it could be above $8.00? I guess it’s possible, but our best estimate right now is $7.50 to $8.00 and we don’t really see the circumstance where it would be above $8.50.

Alex Paris – Barrington Research Associates, Inc. – Analyst

I wanted to congratulate you again on the merger plans with B. Riley. I think the resulting combination will be very attractive. To that end, with the shareholders’ vote scheduled for June 1, how soon should we expect the closing on this transaction?

Rick Hendrix

Our expectation is that, unless something unforeseen was to present itself that we would close that same day.

Alex Paris

And then Rick, I haven’t looked at the proxy that was filed, but Rick, you’ll be the CEO of B. Riley & Co., the Investment Banking arm of B. Riley Financial. No changes there?

Rick Hendrix

Right, the combined brokerage business of B. Riley and FBR.

Alex Paris

I have a couple of questions on the financials. Strong quarter in investment banking, I’m wondering how April turned out? You had mentioned that there is some advisory work that actually closed in April and you expect a good first half overall. How about the capital raising side of the business? And the 144 outlook?

Rick Hendrix

We did just complete as book-runner an IPO about a week and a half ago in the energy sector, and that’s a meaningful transaction. And we do have more advisory that has already closed in April, and will continue to be closing over the course of second quarter. So what I would say is we’ve not done a big private that will generate revenue in the April timeframe. But as we look out over the course of the year, I think we’ll have meaningful revenue events in financial services, around big privates and we certainly have additional business we’re pitching, but nothing that’s scheduled in the next a couple of weeks as an example pre-merger. So I think the second quarter is likely to be a little bit lighter on capital markets revenue and significantly better in terms of advisory revenue, when we get to the end of June.

Alex Paris

All right, then the same question on the institutional brokerage, I’ve been seeing the same thing where the fourth quarter was pretty strong, post-election and then there was a lull, but things, just following a few companies in the space seemed to have picked up as the quarter progressed and in April. Are you seeing the same thing?

Rick Hendrix

I would say April, looked a lot like the first quarter, in terms of average per day. Now, we’re just getting into May and April finished stronger than it started, and yesterday looked more like the end of April than it did at the beginning of April. So I guess we’re, I wouldn’t call that a trend, but over the course of last 10 days or so, things have picked up a bit. We’ll have to see whether or not that continues. I think with these really low levels of volatility, you have to be taking market share to see better revenue. And we’ve had some specific things going on in terms of calls coming out of research or research events that I think have had a positive impact on the business. We need to continue that every day, frankly to see improved results. As you know, that’s just a really difficult part of the business.

Alex Paris

Absolutely, I appreciate this final conference call. It’s been a pleasure covering FBR over the years, and look forward to following your progress as part of B. Riley.

Rick Hendrix

Great, Alex. We really appreciate the work you’ve done with us. And look forward to talking to you in that capacity.

Operator

I’m not showing any further questions. So I’ll now turn the call over for Mr. Hendrix, for closing remarks.

Rick Hendrix

For everybody on the call, we really want to thank you for your support of FBR over the years and do look forward to continuing dialogue as a part of B. Riley Financial. Thank you.

Operator

Ladies and gentlemen, this does conclude the program. You may now disconnect. Everyone, have a great day.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause B. Riley Financial’s or FBR’s performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither B. Riley Financial nor FBR assume any duty to update forward looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger involving B. Riley Financial and FBR, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in B. Riley’s share price before closing; (iii) lower FBR earnings and/or higher FBR transaction and other expenses that result in a shortfall in the funds available for distribution by FBR in the special dividend; (iv) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which B. Riley Financial and FBR operate; (v) the ability to promptly and effectively integrate the businesses of B. Riley Financial and FBR; (vi) the reaction to the transaction of the companies’ customers, employees and counterparties; (vii) diversion of management time on merger-related issues; and (viii) other risks that are described in B. Riley’s and FBR’s public filings with the SEC. For more information, see the risk factors described in each of B. Riley’s and FBR’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

Additional Information about the Pending Acquisition of FBR and Where to Find It

Shareholders are urged to carefully review and consider each of B. Riley Financial, Inc.’s and FBR’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with B. Riley Financial, Inc.’s pending acquisition of FBR, B. Riley Financial, Inc. has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that includes a Joint Proxy Statement of B. Riley Financial, Inc. and FBR and a Prospectus of B. Riley Financial, Inc. (the “Joint Proxy/Prospectus”), as well as other relevant documents concerning the transaction. Shareholders are urged to carefully read the Registration Statement and the Joint Proxy/Prospectus regarding the pending acquisition of FBR in their entirety and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. The Joint Proxy/Prospectus will be mailed to shareholders. The Joint Proxy/Prospectus and other relevant materials filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.

Shareholders may also obtain these documents, free of charge, from FBR by accessing FBR’s website at www.fbr.com under the tab “Investor Relations” or from B. Riley Financial, Inc. at www.brileyfin.com under the tab “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to B. Riley Financial, Inc., Attention: Corporate Secretary, 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367 or to FBR, Attention: Corporate Secretary, 1300 North Seventeenth Street, Arlington, Virginia 22209.

Participants in Solicitation

B. Riley Financial, Inc. and FBR and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FBR or B. Riley Financial, Inc. in connection with B. Riley Financial, Inc.’s pending acquisition of FBR. Information about the directors and executive officers of B. Riley Financial, Inc. and their ownership of B. Riley Financial, Inc. common stock is set forth in the proxy statement for B. Riley Financial, Inc.’s 2017 annual meeting of stockholders, which is included in the Joint Proxy/Prospectus. Information about the directors and executive officers of FBR and their ownership of FBR common stock is set forth in the Joint Proxy/Prospectus and in FBR’s Form 10-K/A filed with the SEC on April 21, 2017. Free copies of these documents may be obtained as described in the preceding paragraph.